Exhibit 99.1

ORBOTECH LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2016

(Unaudited)

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2016	December 31, 2015
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$156,244	$162,102
Restricted cash	11,374	13,617
Marketable securities	404	409
Short-term bank deposits	3,043	9,550
Accounts receivable:
Trade	288,517	284,192
Other	58,572	55,906
Inventories	135,380	133,250

Total current assets	653,534	659,026

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	5,716	5,637
Funds in respect of employee rights upon retirement	8,471	8,130
Deferred income taxes	20,636	20,147
Equity method investee and other receivables	10,896	10,144

	45,719	44,058

PROPERTY, PLANT AND EQUIPMENT, net	58,490	58,982

OTHER INTANGIBLE ASSETS, net	103,340	109,635

GOODWILL	170,177	170,177

Total assets	$1,031,260	$1,041,878

/s/ Yochai Richter	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ Asher Levy	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2016	2015
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loan	$13,981	$13,937
Accounts payable and accruals:
Trade	66,675	65,037
Other	90,458	94,930
Deferred income	30,132	29,282

Total current liabilities	201,246	203,186

LONG-TERM LIABILITIES:
Long-term loan, net	193,819	218,372
Liability for employee rights upon retirement	22,183	21,535
Deferred income taxes	16,259	16,984
Other tax liabilities	10,582	14,045

Total long-term liabilities	242,843	270,936

Total liabilities	444,089	474,122

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)

Authorized at March 31, 2016 and December 31, 2015: 80,000,000 Ordinary Shares
Issued at March 31, 2016 and December 31, 2015: 48,703,410 and 48,490,093 Ordinary Shares, respectively;
Outstanding at March 31, 2016 and December 31, 2015: 43,292,637 and 43,079,320 Ordinary Shares, respectively	2,217	2,209
Additional paid-in capital	310,359	306,612
Retained earnings	376,475	360,721
Accumulated other comprehensive loss	(1,539)	(1,506)
Less - treasury shares, at cost (at March 31, 2016 and December 31, 2015) - 5,410,773 Ordinary Shares	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	587,973	568,497

Non-controlling interest	(802)	(741)

Total equity	587,171	567,756

Total liabilities and equity	$1,031,260	$1,041,878

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,
	2016	2015
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$140,946	$131,342
Services rendered	49,481	53,442

	190,427	184,784

COST OF REVENUES:
Cost of products sold	74,621	71,179
Cost of services rendered	30,203	30,528

	104,824	101,707

GROSS PROFIT	85,603	83,077

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	27,321	26,538
Less - government participations	752	759

NET RESEARCH AND DEVELOPMENT COSTS	26,569	25,779

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	30,023	28,973

EQUITY IN EARNINGS OF FRONTLINE	(636)	(871)

AMORTIZATION OF INTANGIBLE ASSETS	6,295	8,918

OPERATING INCOME	23,352	20,278
FINANCIAL EXPENSES - net	4,664	6,471

INCOME BEFORE TAXES ON INCOME	18,688	13,807
TAXES ON INCOME	2,845	1,752
SHARES IN LOSS OF EQUITY METHOD INVESTEE	150	100

NET INCOME	15,693	11,955
NET GAIN (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(61)	153

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	$15,754	$11,801

EARNING PER SHARE ATTRIBUTABLE TO ORBOTECH LTD.:
NET INCOME:
Basic	$0.36	$0.28

Diluted	$0.36	$0.28

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNING PER SHARE - IN THOUSANDS:
Basic	43,186	41,961

Diluted	44,062	42,860

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three months ended March 31,
	2016	2015
	U.S. dollars in thousands
Net income	$15,693	$11,955

Other comprehensive income (loss):
Net change in respect of derivative instruments designated for cash flow hedge, net of tax	(62)	(397)
Net change in respect to available for sale securities, net of tax	29	70

Total other comprehensive income (loss)	(33)	(327)

Total comprehensive income	15,661	11,629

Comprehensive income (loss) attributable to the non-controlling interests	(61)	153

Total comprehensive income attributable to Orbotech Ltd.	$15,722	$11,476

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,693	$11,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,251	12,660
Compensation relating to equity awards granted to employees and others, net	1,680	889
Decrease in liability for employee rights upon retirement, net	247	176
Long term loans discount amortization	300	120
Deferred financing costs amortization	798	312
Deferred income taxes	(1,214)	2,334
Amortization of premium and accretion of discount on marketable securities, net	66	50
Equity in earnings of Frontline, net of dividend received	189	636
Other	150	499
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(4,325)	(1,668)
Other	(2,717)	3,093
Increase (decrease) in accounts payable and accruals:
Trade	1,638	2,311
Deferred income	850	(846)
Other	(5,744)	(9,908)
Decrease (increase) in inventories	(2,130)	(972)

Net cash provided by operating activities	$15,732	$21,641

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,757)	(3,182)
Withdrawal of bank deposits	6,507	2,976
Purchase of marketable securities	(1,268)
Redemption of marketable securities	1,157
Investment in equity method investee	(1,000)	(1,500)
Decrease (increase) in restricted cash	2,243	(3,244)
Decrease in funds in respect of employee rights upon retirement	60

Net cash provided by (used in) investing activities	$1,942	$(4,950)

(Concluded) - 2

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(25,607)	(750)
Employee stock options exercised	2,075	2,152

Net cash provided by (used in) financing activities	$(23,532)	$1,402

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,858)	18,093
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	162,102	136,367

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$156,244	$154,460

The accompanying notes are an integral part of the condensed financial statements

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - BASIS OF PRESENTATION

a. General

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

The Company’s products include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical repair (“AOR”) and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components; AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD”s); and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of semiconductor devices (“SD”s) such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

Through its subsidiary, Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels, and through its subsidiary, Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

These unaudited condensed consolidated interim financial statements of Orbotech have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of March 31, 2016, the consolidated results of operations, comprehensive income (loss) and cash flows for the three-month periods ended March 31, 2016 and 2015.

The financial data and other information disclosed in the notes to the condensed consolidated interim financial statements related to these periods are unaudited. The results for the three-month period ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2015. The condensed consolidated balance sheet data as of December 31, 2015 was derived from the audited consolidated financial statements for the year ended December 31, 2015, but does not include all disclosures required by U.S. GAAP.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION (continued)

b. New accounting pronouncements effective in the three-month period ended March 31, 2016

In April 2015, the FASB issued ASU 2015-03, simplifying the Presentation of Debt Issuance Costs. Accounting Standards Update (“ASU”) 2015-03 requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The company adopted ASU 2015-03 in its consolidated financial statements as of January 1, 2016. The December 31, 2015 unamortized debt issuance costs balance of $5,461,000 was reclassified from non-current assets to long-term loan, net.

c. New accounting pronouncements effective in future periods

(i)	In March 2016, the FASB issued ASU 2016-09, Improvement to Employee Share-Based Payment Accounting, an update to the guidance on stock-based compensation. Under the new guidance, all excess tax benefits and tax deficiencies will be recognized in the income statement as they occur. This will replace the current guidance, which requires tax benefits that exceed compensation cost (windfalls) to be recognized in equity. It will also eliminate the need to maintain a “windfall pool” and will remove the requirement to delay recognizing a windfall until it reduces current taxes payable. The new guidance will also change the cash flow presentation of excess tax benefits, classifying them as operating inflows, consistent with other cash flows related to income taxes. Currently, windfalls are classified as financing activities. Also, this will affect the dilutive effects in earnings per share, as there will no longer be excess tax benefits recognized in additional paid-in capital. Currently, excess tax benefits are included in assumed proceeds from applying the treasury stock method when computing diluted EPS. Under the amended guidance, companies will be able to make an accounting policy election to either: (i) continue to estimate forfeitures; or (ii) account for forfeitures as they occur. This updated guidance is effective for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the potential impact, if any, of the adoption of the ASU on its consolidated financial statements.

(ii)	In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers, Topic 606 (“Topic 606”), which was a joint project of the FASB and the International Accounting Standards Board to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. Topic 606 provides that an entity should recognize revenue in connection with the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, an entity is required to apply each of the following steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Topic 606 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Early adoption is permitted, but not earlier than 2017 for calendar fiscal year entities. The Company is currently evaluating the potential impact, if any, of the adoption of Topic 606 on its consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION (continued)

(iii)	In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations. The amendment in this update does not modify the underlying principle of the guidance, but rather is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. When another entity is involved in providing goods or services to a customer an entity is required to determine if the nature of its promise is to provide the specific goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The guidance includes indicators to assist an entity in determining whether it acts as a principal or agent in a specified transaction. The amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Early adoption is permitted, but not earlier than 2017 for calendar fiscal year entities. The Company is currently evaluating the potential impact, but believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

(iv)	In February 2016, the FASB issued ASU 2016-02, Leases, Topic 842 (“Topic 842”). The amendment in Topic 842 introduces a number of changes and simplifications from previous guidance, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Topic 842 retains the distinction between finance leases and operating leases and the classification criteria between the two types remain substantially similar. Also, lessor accounting remains largely unchanged from previous guidance; however, key aspects in Topic 842 were aligned with the revenue recognition guidance in Topic 606. Additionally, Topic 842 defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified asset for a period of time in exchange for considerations. Control over the use of the identified means that the customer has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. The amendments in Topic 842 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption on its consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - INVENTORIES

	March 31, 2016	December 31, 2015
	$ in thousands
Components:
For manufacturing of systems	50,468	47,328
For servicing of systems	37,053	36,539

	87,521	83,867
Work in process	18,053	19,476
Finished products	29,806	29,907

	135,380	133,250

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of the Company and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”), the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “CC”). The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, the Company’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately 10 thousands dollars. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of the Company’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and reaffirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision. On the basis of information and assessments provided by its legal advisors the Company is unable to estimate the outcome (expected in mid-to-late 2016) of this matter and has therefore not recorded any liability in respect of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli, European and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Derivative instruments

The Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016	December 31, 2015
	$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	22.1	16.6

Japanese Yen into Dollars	100.2	63.7

Dollars into NIS	23.6	17.9

Korean Won into Dollars	18.1	18.2

Chinese Yuan into Dollars	15.2	15.6

Taiwan Dollars into Dollars	20.3	20.5

Dollars into British Pounds	115.8	90.5

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, as “gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related tax” and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations within “financial expenses - net”. Changes in the fair value of other derivatives are recognized in the statement of operations within “financial expenses - net”.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item.

c.	Disclosure of Fair Value of financial instruments:

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current other receivables and long-term liabilities, including long-term loans, also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2016 and December 31, 2015, consistent with the fair value hierarchy provisions:

	Level 1	Level 2	Total
	$ in thousands
March 31, 2016:
Assets:
Marketable securities	6,120		6,120

Derivative assets designated as hedging instruments		201	201

Derivative assets not designated as hedging instruments		114	114

Liabilities:
Derivative liabilities designated as hedging instruments		1,893	1,893

Derivative liabilities not designated as hedging instruments		2,306	2,306

December 31, 2015:
Assets:
Marketable securities	6,046		6,046

Derivative assets not designated as hedging instruments		288	288

Liabilities:
Derivative liabilities designated as hedging instruments		1,486	1,486

Derivative liabilities not designated as hedging instruments		457	457

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivatives, as described in Note 4b above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company is therefore able to perform independent verification in order to validate quotations obtained.

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. These estimated fair values are subject to uncertainties that are difficult to predict.

NOTE 5 – LONG-TERM LOAN

	March 31, 2016	December 31, 2015

	$ in thousands
Long-term loans	212,463	237,770
Less - deferred financing cost	4,663	5,461
Less - current maturities	13,981	13,937

Net long-term loan	193,819	218,372

The average interest rate of the long-term loan was 5% in all periods presented.

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40 million tested as of the last day of each month, and places certain restrictions on the ability of the Company or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; pay dividends and make other restricted payments; undertake transactions with affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries. As of March 31, 2016, the Company was in compliance with all covenants in the Credit Agreement.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Accounts payable and accruals - other

	March 31, 2016	December 31, 2015

	$ in thousands
Employees and employee institutions	28,641	33,784
Government departments and agencies	18,469	21,922
Derivative liabilities	4,199	1,943
Accrued expenses	39,149	37,270
Sundry	—	11

	90,458	94,930

b.	Deferred income

	March 31, 2016	December 31, 2015

	$ in thousands
Deferred income relating to warranty and installations commitments	23,678	22,221
Deferred income	6,454	7,061

	30,132	29,282

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION:

a.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Solar energy	Recognition software	Total
	$ in thousands
Three months ended March 31, 2016:
Revenues from unaffiliated customers:
Sales of products	138,022	1,345	1,579	140,946
Services rendered	47,101	812	1,568	49,481

Total revenues	185,123	2,157	3,147	190,427

Operating income (loss)	*23,907	(406)	(149)	23,352

Assets (At the end of period)	986,657	7,850	11,125	1,005,632

Expenditures for segment assets	5,709		48	5,757

Depreciation and amortization	10,206		45	10,251

Three months ended March 31, 2015:
Revenues from unaffiliated customers:
Sales of products	125,233	4,340	1,769	131,342
Services rendered	51,563	323	1,556	53,442

Total revenues	176,796	4,663	3,325	184,784

Operating income (loss)	*19,614	233	431	20,278

Assets (At the end of period)	995,374	8,358	11,081	1,014,814

Expenditures for segment assets	3,182			3,182

Depreciation and amortization	12,637		23	12,660

*	Including share in net income of Frontline

1. Following is a reconciliation of the operating income of the reportable segments to the data included in the statements of operations:

	Three months ended March 31,
	2016	2015
	$ in thousands
Operating income:
Total operating income of reportable segments	23,352	20,278
Financials expenses, net	4,664	6,471

Income before taxes on income	18,688	13,807

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION (continued):

2. Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated balance sheets:

	Three months ended March 31,
	2016	2015
	$ in thousands
Total assets of reportable segments at end of year	1,005,632	1,014,814
Assets not allocated to segments	25,628	23,109

Consolidated assets at end of year	1,031,260	1,037,923

b.	Geographical information:

	Three months ended March 31,
	2016	2015
	$ in thousands
Revenues - classified by geographical area (based on the location of customers):
China	59,727	53,030
Taiwan	54,500	30,700
North America	23,700	32,786
Korea	13,900	25,603
Europe	12,400	27,020
Japan	12,100	5,505
Other (*)	14,100	10,140

Total revenues	190,427	184,784

(*)	mainly in the Far East.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION (continued):

Revenues by operating segments are as follows:

	Three months ended March 31,
	2016	2015
	$ in thousands
PCB	67,987	57,996
FPD	44,660	57,374
SD	72,475	61,425
OTHER	5,305	7,989

Total revenues	190,427	184,784

NOTE 8 – MAJOR CUSTOMERS

Revenues recognized from major customers are as below:

	Three months ended March 31,
	2016	2015
	% of revenues
Customer A	13.5%	*
Customer B	10.3%	*

*	Less than 10% of the Company’s revenues

All such revenues are related to the Production Solutions for the Electronics Industry segment.

No customer accounted for more than 10% of the Company’s total revenues during the three months ended March 31, 2015 and the year ended December 31, 2015.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 9- FINANCIAL EXPENSES – NET

	Three months ended March 31,
	2016	2015
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	167	132

Expenses:
Interest:
Term loans	4,127	4,178
Costs relating to factoring of letters of credits and promissory notes	105	60
Marketable securities and bonds premium/discount amortization	66	50
Foreign currency exchange losses - net	346	1,986
Bank charges and other	187	329

	4,831	6,603

	(4,664)	(6,471)

NOTE 10– EARNINGS PER SHARE

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Three months ended March 31,
	2016	2015
	$ in thousands
Weighted average number of shares issued and outstanding (net of treasury shares) - used in computation of basic earnings per share	43,186	41,961

Add - incremental shares from assumed exercise of options and RSUs	876	899

Weighted average number of shares used in computation of diluted earnings per share	44,062	42,860

Diluted earnings per share for the three-month period ended March 31, 2016 and 2015 do not reflect “out-of-the-money” options to purchase aggregate amounts of 0 and 26,460 Ordinary Shares, respectively, due to their anti-dilutive effect.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 11– RELATED PARTIES

	Three months ended March 31,
	2016	2015
	$ in thousands
Related parties transactions included in:
Cost of goods sold	84	160
Selling, general and administrative	685	768

	March 31,	December 31,
	2016	2015
	$ in thousands
Balances with related parties (included in trade payables)	3,118	5,553